EXHIBIT “1”

APPLICANT’S FINANCIALS FOR ITS FISCAL YEAR ENDED 30 JUNE 2017

WATERSIDE CAPITAL CORPORATION

Balance Sheets

June 30, 2017 and 2016

	2017		2016
ASSETS
Current Assets
Cash	$		$458,485
Total Current Assets		—	458,485
Fixed Assets, net of accumulated depreciation		—	438
Equity Investments		—	110,000
Notes Receivable		—	150,000
Other Assets		—	4,000
Total Other Assets		—	264,000
TOTAL ASSETS		$0.00	$722,923
LIABILITIES & STOCKHOLDERS EQUITY (DEFICIT)
Liabilities
Current Liabilities
Accrued Interest Payable -SBA		$147,569	$222,567
Judgment Owed to SBA		10,427,300	10,701,304
Total Current Liabilities		10,574,869	10,923,871
Equity
Common Stock par value $1.00, 10,000,000 shares authorized, 1,915,548 shares issued and outstanding		1,915,548	1,915,548
Additional Paid-In Capital		15,479,680	15,479,680
Accumulated deficit		(27,970,097)	(27,596,176)
Total Equity (Deficit)		(10,574,869)	(10,200,948)
TOTAL LIABILITIES & STOCKHOLDERS EQUITY (DEFICIT)		$—	$722,923

WATERSIDE CAPITAL CORPORATION

Statements of Operations

For the years ended June 30, 2017 and 2016

	2017	2016
Income
Interest Income	$192	$34,743
Total Income	192	34,743

Expense

Realized and Unrealized Loss on Investments	100,425	1,508,895
Administrative Expenses	273,688	209,087
Total Expenses	374,113	1,717,982
Net Loss	$(373,921)	$(1,683,239)

Weighted Average Number of Common Shares Outstanding – Basic and Diluted	1,915,548	1,915,548
Net Loss Per Share	$(0.20)	$(0.88)

WATERSIDE CAPITAL CORPORATION

Statements of Stockholders’ Equity (Deficit)

For the years ended June 30, 2017 and 2016

		Common Stock
		($1 Par Value)		Additional
			Par	Paid-In	Accumulated
		Shares	Value	Capital	Deficit	Total

7/1/2015	Balance	$1,915,548	1,915,548	15,479,680	(25,912,937)	(8,517,709)

6/30/2016	Net Loss for the year	—	—	—	(1,683,239)	(1,683,239)

6/30/2016	Balance	1,915,548	1,915,548	15,479,680	(27,596,176)	(10,200,948)

6/30/2017	Net Loss for the year	—	—	—	(373,921)	(373,921)

6/30/2017	Balance	$1,915,548	1,915,548	15,479,680	(27,970,097)	(10,574,869)

WATERSIDE CAPITAL CORPORATION

Statements of Cash Flows

For the years ended June 30, 2017 and 2016

	2017	2016
Cash flows from operating activities:
Net loss	$(373,921)	$(1,683,239)
Adjustments to reconcile net loss to net cash used in operating activities:
Loss on investments and other assets	104,000	1,508,895
Depreciation and amortization expense	438	131

Net cash used in operating activities	(269,483)	(174,213)

Cash flows from investing activities:
Proceeds from sale/settlement of investments	85,000	1,416,587

Net cash provided by investing activities	85,000	1,416,587

Cash flows from financing activities:
Payments on SBA judgment	(274,002)	(998,696)

Net cash used in financing activities	(274,002)	(998,696)

Net (decrease) increase in cash	(458,485)	243,678

Cash, beginning of year	458,485	214,807

Cash, end of year	$-	$458,485

Supplemental disclosure of non-cash investing activity
Conversion of investment into notes receivable	$-	$150,000
Transfer of note receivable to SBA to settle part of accrued interest	$75,000	$-